82- SUBMISSIONS FACING S

02049133

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nomura Research Institute, Ltd.

*CURRENT ADDRESS Shin Otemachi Building
Chiyoda-ku, Tokyo 100-0004
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

FILE NO. 82- 34673 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☒
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: Amy O'Brien
DATE : 8/7/02

File No. Not yet received.

(Summary English Translation)

82-34673

June 6, 2002

AR/S
3-31-02

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
2-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Akihisa Fujinuma
President and CEO

Notice of Convocation of the 37th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 37th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

If you are unable to attend, you may cast a vote in writing. After examining the attached reference materials, please indicate your votes by filling out and signing the enclosed voting form, and return the form to us.

Particulars

(1) Date: 10:00 a.m., Wednesday, June 26, 2002

(2) Place: Palace Hotel, Floor B1, Golden Room
1-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Japan

(3) Purpose of Meeting:

Matters to be reported: Presentation of Balance Sheet as of March 31, 2002 and Business Report and Statement of Income for fiscal year 2001 from April 1, 2001 through March 31, 2002.

Matters to be resolved:

Agendum No. 1:	Approval of the proposed disposition of profit for fiscal year 2001
Agendum No. 2:	Amendment to the Articles of Incorporation of the Company
Agendum No. 3:	Election of 14 Directors
Agendum No. 4:	Election of 3 Auditors
Agendum No. 5:	Payment of retirement benefits to retired Directors
Agendum No. 6:	Payment of retirement benefits to a retired Auditor
Agendum No. 7:	Revision of Remuneration of Directors
Agendum No. 8:	Issuance of stock acquisition rights as stock option for no consideration to Directors and Executive Officers of the Company and others

(Summary English Translation)

Business Report

April 1, 2001 through March 31, 2002

I. Outline of the Operations

1. Results of Operations and Matters to Be Dealt with

General economic conditions in and outside Japan and the results of operations of the Company for the year are mentioned.

Significant trends included:

- Total sales increased by 7.7% to 217,301 million yen.
- Operating profit increased by 7.0% to 23,440 million yen.
- Current profit increased by 3.8% to 25,492 million yen.
- Net profit for the current period decreased by 20.4% to 17,469 million yen.

2. Operation Results and Change in Assets (in millions of yen, except for per share data)

Fiscal Year	1997	1998	1999	2000	2001
Sales	132,592	157,677	172,045	201,820	217,301
Operating Profit	5,457	11,371	14,949	21,900	23,440
Current Profit	5,818	12,237	15,728	24,549	25,492
Net Profit	2,763	483	3,551	21,955	17,469
Net Profit per Share	642.56 yen	112.40 yen	825.91 yen	510.58 yen	400.91 yen
Total Assets	148,155	141,235	155,671	272,942	281,641
Net Assets	66,417	66,605	81,893	151,977	176,970

II. Outline of the Company (As of March 31, 2002)

1. Outline of Business

The categories of services are mentioned.

2. Principal Offices

Locations of the Company's principal offices are mentioned.

3. Status of Shares

Numbers of authorized share capital, issued and outstanding shares and shareholders of the Company, names of major shareholders and numbers of shares held by them, and information relating to acquisition, disposition etc. and holding of treasury stock are mentioned.

4. Status of Employees

Number, average age and average employment term of employees are mentioned.

5. Status of Business Combinations

Names and amounts of share capital of and shareholding ratios by the Company in its subsidiaries, and current history of its subsidiaries are mentioned.

6. Principal Creditors

Not applicable.

7. Directors and Corporate Auditors

Names, titles and responsibilities of 23 Directors and 4 Corporate Auditors, and the changes in titles as of April 1, 2002 are mentioned.

III. Material Subsequent Events

Not applicable.

BALANCE SHEET
As of March 31, 2002

	(Millions of yen)
Assets	
Current assets:	
Cash and deposits	23,224
Notes receivable	99
Accounts receivable	33,393
Accrued income	7,160
Securities	62,021
Goods	193
Prepaid expenses	362
Deferred tax assets	2,759
Others	635
Allowance for doubtful receivables	-77
Total current assets	129,772
Fixed assets:	
Tangible fixed assets:	
Buildings	10,569
Structures	326
Machinery and equipment	4,120
Tools, furniture and fixtures	4,372
Land	4,953
Total tangible fixed assets	24,342
Intangible fixed assets:	
Software	15,107
Software temporary accounts	8,764
Telephone subscription rights	502
Total intangible fixed assets	24,375
Investment and others:	
Investment securities	83,855
Shares of subsidiaries	5,757
Amount invested	2,143
Long-term debts to employees	868
Long-term guarantee money paid	9,565
Others	962
Allowance for doubtful receivables	-1
Total investment and others	103,151
Total fixed assets	151,868
Total Assets	281,641

BALANCE SHEET
As of March 31, 2002

	(Millions of yen)
Liabilities	
Current liabilities:	
Accounts payable	29,959
Long-term debt repayable within one year	400
Accrued accounts	1,418
Accrued expenses	1,495
Accrued income taxes	6,578
Accrued consumption taxes	602
Advance receipts	1,669
Deposits received from subsidiaries	8,514
Allowance for employees' bonuses	6,000
Others	535
Total current liabilities	57,174
Fixed liabilities:	
Long-term borrowings	400
Deferred tax liabilities	21,428
Accrued severance and retirement benefits	19,752
Accrued directors' retirement benefits	970
Deposits received for guarantees	4,945
Total fixed liabilities	47,497
Total Liabilities	104,671
Shareholders' Equity	
Common stock	18,600
Legal reserve:	
Capital reserve	14,800
Profit reserve	570
Total legal reserve	15,370
Surplus:	
Reserve for programs	7,189
Reserve for special depreciation	449
Contingent reserve	81,070
Unappropriated profit for the current period	18,698
Total surplus	107,408
Variance of the estimate	35,592
Treasury stock	-1
Total Shareholders' Equity	176,970
Total Liabilities and Shareholders' Equity	281,641

STATEMENT OF INCOME

(Year ended March 31, 2002)

		(Millions of yen)
Recurring Items		
Operating income and expenses:		
Operating revenues:		217,301
Sales	217,301	
Operating expenses:		193,860
Cost of sales	164,029	
Selling, general and administrative expenses	29,831	
Operating profit		23,440
Non-operating income and expenses:		
Non-operating revenues:		2,356
Interest income	48	
Securities interest	230	
Dividend income	332	
Investment association revenues	1,589	
Other non-operating revenues	154	
Non-operating expenses:		304
Interest expenses on liabilities	52	
Investment association expenses	64	
Expenses for issuance of new shares	152	
Other non-operating expenses	35	
Current profit		25,492
Extraordinary Items		
Extraordinary profit:		7,455
Profit on disposal of fixed assets	42	
Profit returned to doubtful debt account	11	
Profit returned to allowance for the welfare pension plan	7,401	
Extraordinary loss:		2,188
Loss on disposal of fixed assets	8	
Loss on retirement of fixed assets	338	
Appraisal loss on investment securities	514	
Loss on liquidation of related companies	16	
Appraisal loss on golf club membership	61	
Actuarial loss	1,249	
Net profit before tax, etc.		30,759
Income taxes, inhabitants tax and business tax		8,554
Adjustment of income taxes, etc.		4,736
Net profit for the current period		17,469
Profit brought forward		1,229
Unappropriated profit for the current period		18,698

PROPOSED DISPOSITION OF PROFIT

	(yen)
Unappropriated profit for the current period	18,698,667,175
Liquidation of voluntary reserve:	
Liquidation of reserve for programs	748,861,769
Liquidation of reserve for special depreciation	69,511,876
Total	19,517,040,820
Dividend (20 yen per share)	899,998,000
Directors' bonus	269,840,000
(Auditors' bonus)	(24,000,000)
Reserve for programs	1,922,120,000
Contingent reserve	15,000,000,000
Total	18,091,958,000
Profit carried forward to the next period	1,425,082,820

Copy of Audit Report of the Accounting Auditors

AUDIT REPORT

Mr. Akihisa Fujinuma
President and CEO
Nomura Research Institute, Ltd.

May 10, 2002

Shin Nihon & Co.

Sadahiko Yoshimura (Seal)
Certified Public Accountant
Senior Partner

Hideo Kojima (Seal)
Certified Public Accountant
Senior Partner

Toshio Iwabe (Seal)
Certified Public Accountant
Partner

We have audited, pursuant to the provisions of Article 2 of "The Special Law of the Commercial Code Concerning Audit, etc. of Stock Corporations", the balance sheet, statement of income, and business report (limited to the portions relating to accounting), proposed disposition of profit and supplementary statements (limited to the portions relating to accounting) of Nomura Research Institute, Ltd. (the "Company") for the fiscal year 2001 (37th fiscal year) from April 1, 2001 to March 31, 2002. The accounting portions of the business report and supplementary statements audited by us are those derived from the Company's accounting books and records.

In the course of such audit, our examination was conducted in accordance with generally accepted auditing standards and all relevant auditing procedures were carried out as are normally required. These auditing procedures include audits of subsidiaries that we deemed necessary to carry out.

As a result of our audit, we are of the opinion that:

(1) The balance sheet and the statement of income of the Company present fairly the financial position and the results of operations of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

(2) The business report of the Company (limited to the portions relating to accounting) presents fairly the conditions of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

(3) The proposed disposition of profit is presented in compliance with the provisions of the relevant laws and regulations and the Company's Articles of Incorporation.

(4) The supplementary statements (limited to the portions relating to accounting) do not contain any items that should be pointed out in accordance with the provisions of the Commercial Code.

There are no special interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or the engagement partners.

Copy of Audit Report of the Board of Corporate Auditors

AUDIT REPORT

We as the Board of Corporate Auditors have prepared this Audit Report after receipt of the reports on the audit methods and results from each Corporate Auditor and consultation concerning the execution of duties of the Directors during the fiscal year 2001 (37th fiscal year) from April 1, 2001 to March 31, 2002, and hereby report as follows:

1. Outline of Audit Methods by the Corporate Auditors

Each Corporate Auditor has, pursuant to the auditing policies and the allocation of responsibilities, etc., prescribed by the Board of Corporate Auditors, regularly attended meetings of the Board of Directors and other important meetings, received reports on operations from the Directors and others, inspected important documents including those showing approval of executives, investigated the status of the Company's business and financial position at its head office and principal offices, required reports on operations from subsidiaries when necessary and examined the status of subsidiaries' business and financial position. Each Corporate Auditor has also received reports and explanations from the Accounting Auditors and examined the financial statements and the supplementary statements.

In connection with competing businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders and the acquisition or disposal, etc. of treasury stock, each Corporate Auditor has, in addition to the aforesaid methods, required reports from the Directors when necessary and further investigated the details of such transactions.

2. Results of Audit

(1) The methods and results of the audit by the Accounting Auditors, Shin Nihon & Co., are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which we are required to point out in connection with the proposed disposition of profit in light of the financial position and other conditions of the Company;

(4) The supplementary statements set forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto; and

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of the duties of the Directors, including those concerning subsidiaries.

Furthermore, there has been no breach of their obligations by the Directors in connection with competing businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders, or the acquisition or disposal, etc. of treasury stock.

May 15, 2002

Board of Corporate Auditors
Nomura Research Institute, Ltd.

Osamu Takahashi (Seal)
Full-time Corporate Auditor

Hajime Fukushima (Seal)
Full-time Corporate Auditor

Ken Tamura (Seal)
Full-time Corporate Auditor

REFERENCE MATERIALS FOR EXERCISE OF VOTING RIGHT

1. Total number of voting rights

449,949

2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed disposition of profit for the year 2001

The proposed agendum is set forth in the attachment hereto.

Agendum No. 2: Amendment to the Articles of Incorporation of the Company

The reason for the amendments is mentioned.

Agendum No. 3: Election of 14 Directors

Names and brief personal histories are mentioned.

Agendum No. 4: Election of 3 Auditors

Names and brief personal histories are mentioned.

Agendum No. 5: Payment of retirement benefits to retired Directors

It is proposed that appropriate retirement benefits be paid to 11 retired directors in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amounts, time and method of payment, be discussed and determined by the Board of Directors.

Agendum No. 6: Payment of retirement benefits to a retired Auditor

It is proposed that appropriate retirement benefits be paid to a retired auditor in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amounts, time and method of payment, be discussed and determined by the Board of Directors.

Agendum No. 7: Revision of Remuneration of Directors

It is proposed that the remuneration of directors be revised from "no more than 85 million yen per month" to "no more than 50 million yen per month", subject to decrease from 35 to 20 in the number of directors set forth in the Articles of Incorporation of the Company upon approval of Agendum No. 2. There are 12 directors at present, but there will be 14 directors upon approval of Agendum No. 3.

Agendum No. 8: Issuance of stock acquisition rights as stock option for no consideration to Directors and Executive Officers of the Company and others

It is proposed that stock acquisition rights be issued as stock options for no consideration to the Directors and Executive Officers of the Company and Directors of subsidiaries of the Company in Japan, pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan. The details of such stock options are described.

(Reference)

Summary of Consolidated Balance Sheet

(As of March 31, 2002)

	(Millions of yen)
Assets	
Current assets:	
Cash and deposits	33,181
Accounts receivable	36,277
Securities	62,021
Others	12,164
Total current assets	143,645
Fixed assets:	
Tangible fixed assets:	
Buildings and structures	12,930
Machinery and equipment	5,706
Tools, furniture and fixtures	5,548
Land	7,635
Total tangible fixed assets	31,822
Intangible fixed assets	25,736
Investment and others:	
Investment securities	75,920
Shares of related companies	8,748
Long-term guarantee money paid	8,516
Others	5,504
Total investment and others	98,689
Total fixed assets	156,247
Total Assets	299,892

Liabilities

Current liabilities:	
Accounts payable	28,748
Accrued income taxes	8,495
Others	15,786
Total current liabilities	53,030
Fixed liabilities:	
Deferred tax liabilities	21,510
Accrued severance and retirement benefits	21,753
Others	8,033
Total fixed liabilities	51,298
Total Liabilities	104,328

Shareholders' Equity

Common stock	18,600
Capital reserve	14,800
Consolidated surplus	126,135
Variance of the estimate of other securities	35,592
Equity adjustment from foreign currency translation	437
Treasury stock	-1
Total Shareholders' Equity	195,564
Total Liabilities and Shareholders' Equity	299,892

Summary of Consolidated Statement of Income

(From April 1, 2001 to March 31, 2002)

	(Millions of yen)
Sales	236,569
Cost of sales	173,636
Selling, general and administrative expenses	32,568
Operating revenues	30,364
Non-operating revenues:	3,001
Non-operating expenses:	412
Current profit	32,953
Extraordinary profit:	8,195
Extraordinary loss:	2,139
Net profit before tax, etc.	39,009
Income tax, inhabitants tax and business tax	11,426
Adjustment of income taxes, etc.	5,219
Net profit for the current period	22,363

(Summary English Translation)

Business Report

April 1, 2000 through March 31, 2001

I. Outline of the Operations

1. Results of Operations and Matters to Be Dealt with

General economic conditions in and outside Japan and the results of operations of the Company for the year are mentioned.

Significant trends included:

- Total sales increased by 17.3% to 201,820 million yen.
- Operating profit increased by 46.5% to 21,900 million yen.
- Current profit increased by 56.1% to 24,549 million yen.
- Net profit for the current period increased by 518.3% to 21,955 million yen.

2. Operation Results and Change in Assets (in millions of yen, except for per share data)

Fiscal Year	1998	1999	2000	2001
Sales	132,592	157,677	172,045	201,820
Current Profit	5,818	12,237	15,728	24,549
Net Profit	2,763	483	3,551	21,955
Net Profit per Share	642.56 yen	112.40 yen	825.91 yen	510.58 yen
Total Assets	148,155	141,235	155,671	272,942
Net Assets	66,417	66,605	81,893	151,977

II. Outline of the Company (As of March 31, 2001)

1. Outline of Business

The categories of services are mentioned.

2. Principal Offices

Locations of the Company's principal offices are mentioned.

3. Status of Shares

Numbers of authorized share capital, issued and outstanding shares and shareholders of the Company, and names of major shareholders and numbers of shares held by them are mentioned.

4. Status of Employees

Number, average age and average employment term of employees are mentioned.

5. Status of Business Combinations

Names and amounts of share capital of and shareholding ratios by the Company in its subsidiaries, and current history of its subsidiaries are mentioned.

6. Principal Creditors

Names of principal creditors and amounts of accounts payable to such creditors are mentioned.

7. Directors and Corporate Auditors

Names, titles and responsibilities of 20 Directors and 4 Corporate Auditors are mentioned.

III. Material Subsequent Events

Not applicable.

BALANCE SHEET
As of March 31, 2001

	(Millions of yen)
Assets	
Current assets:	
Cash and deposits	55,300
Accounts receivable	25,863
Accrued income	5,851
Securities	20,001
Goods	247
Goods in process	16
Prepaid expenses	494
Deferred tax assets	2,890
Others	1,097
Allowance for doubtful receivables	-87
Total current assets	111,674
Fixed assets:	
Tangible fixed assets:	
Buildings	10,443
Structures	364
Machinery and equipment	3,858
Tools, furniture and fixtures	4,288
Land	5,406
Total tangible fixed assets	24,361
Intangible fixed assets:	
Software	11,841
Software temporary accounts	3,776
Telephone subscription rights	532
Total intangible fixed assets	16,150
Investment and others:	
Investment securities	103,384
Shares of subsidiaries	5,457
Amount invested	1,953
Long-term debts to employees	860
Long-term guarantee money paid	7,997
Others	1,104
Allowance for doubtful receivables	-2
Total investment and others	120,755
Total fixed assets	161,268
Total Assets	272,942

BALANCE SHEET
As of March 31, 2001

	(Millions of yen)
Liabilities	
Current liabilities:	
Accounts payable	22,130
Short-term borrowings	100
Long-term debt repayable within one year	2,400
Accrued accounts	1,673
Accrued expenses	2,171
Accrued income taxes	15,442
Accrued consumption taxes	1,353
Advance receipts	1,950
Deposits received from subsidiaries	7,142
Allowance for employees' bonuses	5,800
Others	443
Total current liabilities	60,608
Fixed liabilities:	
Long-term borrowings	800
Deferred tax liabilities	26,182
Accrued severance and retirement benefits	17,682
Accrued directors' retirement benefits	887
Allowance for the welfare pension plan	10,108
Deposits received for guarantees	4,697
Total fixed liabilities	60,357
Total Liabilities	120,965
Shareholders' Equity	
Common stock	10,100
Legal reserve:	
Capital reserve	2,400
Profit reserve	525
Total legal reserve	2,925
Surplus:	
Reserve for programs	5,848
Reserve for special depreciation	256
Contingent reserve	61,070
Unappropriated profit for the current period	23,258
Total surplus	90,433
Variance of the estimate	48,517
Total Shareholders' Equity	151,977
Total Liabilities and Shareholders' Equity	272,942

STATEMENT OF INCOME
(Year ended March 31, 2001)

		(Millions of yen)
Recurring Items		
Operating income and expenses:		
Operating revenues:		201,820
Sales	201,820	
Operating expenses:		179,919
Cost of sales	154,003	
Selling, general and administrative expenses	25,915	
Operating profit		21,900
Non-operating income and expenses:		
Non-operating revenues:		2,899
Interest income	224	
Securities interest	221	
Dividend income	652	
Investment association revenues	1,737	
Other non-operating revenues	63	
Non-operating expenses:		251
Interest expenses on liabilities	117	
Investment association expenses	105	
Other non-operating expenses	28	
Current profit		24,549
Extraordinary Items		
Extraordinary profit:		26,740
Profit on disposal of fixed assets	130	
Profit on sale of investment securities	26,544	
Retirement benefit accounting transfer difference	46	
Profit returned to doubtful debt account	18	
Extraordinary loss:		13,367
Loss on disposal of fixed assets	4,590	
Loss on retirement of fixed assets	896	
Loss on sale of investment securities	797	
Appraisal loss on investment securities	257	
Appraisal loss on golf club membership	468	
Actuarial loss	5,413	
Money transferred to allowance for the welfare pension plan	943	
Net profit before tax		37,922
Income taxes, inhabitants tax and business tax		19,186
Adjustment of income taxes		-3,219
Net profit for the current period		21,955

Profit brought forward	1,303
Unappropriated profit for the current period	23,258

PROPOSED DISPOSITION OF PROFIT

	(yen)
Unappropriated profit for the current period	23,258,835,161
Liquidation of voluntary reserve:	
Liquidation of reserve for programs	578,938,384
Liquidation of reserve for special depreciation	36,607,841
Total	23,874,381,386
Profit reserve	44,975,000
Dividend (5 yen per share)	215,000,000
Directors' bonus	234,750,000
(Auditors' bonus)	(24,000,000)
Reserve for programs	1,919,764,620
Reserve for special depreciation	230,328,242
Contingent reserve	20,000,000,000
Total	22,644,817,862
Profit carried forward to the next period	1,229,563,524

Copy of Audit Report of the Accounting Auditors

AUDIT REPORT

Mr. Shozo Hashimoto
President and CEO
Nomura Research Institute, Ltd.

May 10, 2001

Century Ota Showa & Co.

Sadahiko Yoshimura (Seal)
Certified Public Accountant
Senior Partner

Hideo Kojima (Seal)
Certified Public Accountant
Senior Partner

Toshio Iwabe (Seal)
Certified Public Accountant
Partner

We have audited, pursuant to the provisions of Article 2 of "The Special Law of the Commercial Code Concerning Audit, etc. of Stock Corporations", the balance sheet, statement of income, and business report (limited to the portions relating to accounting), proposed disposition of profit and supplementary statements (limited to the portions relating to accounting) of Nomura Research Institute, Ltd. (the "Company") for the 36th fiscal year from April 1, 2000 to March 31, 2001. The accounting portions of the business report and supplementary statements audited by us are those derived from the Company's accounting books and records.

In the course of such audit, our examination was conducted in accordance with generally accepted auditing standards and all relevant auditing procedures were carried out as are normally required. These auditing procedures include audits of subsidiaries that we deemed necessary to carry out.

As a result of our audit, we are of the opinion that:

(1) The balance sheet and the statement of income of the Company present fairly the financial position and the results of operations of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

(2) The business report of the Company (limited to the portions relating to accounting) presents fairly the conditions of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

(3) The proposed disposition of profit is presented in compliance with the provisions of the relevant laws and regulations and the Company's Articles of Incorporation.

(4) The supplementary statements (limited to the portions relating to accounting) do not contain any items that should be pointed out in accordance with the provisions of the Commercial Code.

There are no special interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or the engagement partners.

Copy of Audit Report of the Board of Corporate Auditors

AUDIT REPORT

We as the Board of Corporate Auditors have prepared this Audit Report after receipt of the reports on the audit methods and results from each Corporate Auditor and consultation concerning the execution of duties of the Directors during the 36th fiscal year from April 1, 2000 to March 31, 2001, and hereby report as follows:

1. Outline of Audit Methods by the Corporate Auditors

Each Corporate Auditor has, pursuant to the auditing policies and the allocation of responsibilities, etc., prescribed by the Board of Corporate Auditors, regularly attended meetings of the Board of Directors and other important meetings, received reports on operations from the Directors and others, inspected important documents including those showing approval of executives, investigated the status of the Company's business and financial position at its head office and principal offices, required reports on operations from subsidiaries when necessary and examined the status of subsidiaries' business and financial position. Each Corporate Auditor has also received reports and explanations from the Accounting Auditors and examined the financial statements and the supplementary statements.

In connection with competing businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders and the acquisition or disposal, etc. of treasury stock, each Corporate Auditor has, in addition to the aforesaid methods, required reports from the Directors when necessary and further investigated the details of such transactions.

2. Results of Audit

(1) The methods and results of the audit by the Accounting Auditors, Century Ota Showa & Co., are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which we are required to point out in connection with the proposed disposition of profit in light of the financial position and other conditions of the Company;

(4) The supplementary statements set forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto; and

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of the duties of the Directors, including those concerning subsidiaries.

Furthermore, there has been no breach of their obligations by the Directors in connection with competing businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders, or the acquisition or disposal, etc. of treasury stock.

May 16, 2001

Board of Corporate Auditors
Nomura Research Institute, Ltd.

Osamu Takahashi (Seal)
Full-time Corporate Auditor

Hajime Fukushima (Seal)
Full-time Corporate Auditor

Yoshikatsu Aizawa (Seal)
Full-time Corporate Auditor

Ken Tamura (Seal)
Full-time Corporate Auditor

Exhibit K

For Fiscal Year 2000 (36th Fiscal Year)

ANNUAL BUSINESS REPORT

April 1, 2000 through March 31, 2001

NOMURA RESEARCH INSTITUTE, LTD.

(Summary English Translation)

TO OUR SHAREHOLDERS

The greetings of Shozo Hashimoto, President and CEO of the Company, are included.

FINANCIAL HIGHLIGHTS (Consolidated)

Financial data described in the section immediately after this section are shown in the form of graphs.

OUTLINE OF BUSINESS OPERATIONS (Consolidated)

(100 Millions of yen except for per share data)

	For fiscal year 1996	For fiscal year 1997	For fiscal year 1998	For fiscal year 1999	For fiscal year 2000
Sales	1,674	1,577	1,750	1,836	2,179
Operating Revenues	103	94	165	193	278
Current Profit	108	102	186	207	315
Net Profit	57	48	81	51	253
Total Assets	1,417	1,464	1,521	1,682	2,891
Net Assets (shareholders' equity)	641	675	811	918	1,651
EPS (Net Profit per Share) (yen)	133	111	189	119	590

OUTLINE OF OPERATIONS (Consolidated)

Outline of Results of Operation

The general economic conditions in and outside Japan and the results of operations of the Company for the year are mentioned.

Significant trends included:

- Total sales increased by 18.7% to 217,984 million yen.
- Operating profit increased by 44.2% to 27,842 million yen.

- Current profit increased by 51.8% to 31,550 million yen.
- Net profit for the current period increased by 394.7% to 25,381 million yen.

Results of Operation by Business Segments

System Solution

Sales of the System Solution Services increased by 19.4% to 185,351 million yen.

Consulting/Knowledge

Sales of the Consulting/Knowledge Services increased by 14.8% to 32,633 million yen.

Consolidated Sales by Business Segments

The amounts of sales for the year in the Company's business by category of service and comparisons to the amounts last year are mentioned.

RECENT TOPICS

Several recent product developments are highlighted, including:

- an Internet-based securities dealing system;
- a bill collection service for Internet shopping;
- a network security service; and
- a patent information service.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet

	(Millions of yen) Previous Period (As of March 31, 2000)	Current Period (As of March 31, 2001)
Assets		
Current assets:		
Cash and deposits	34,392	64,131
Accounts receivable	32,239	34,172
Securities	-	20,001
Others	3,814	5,080
Total current assets	70,446	123,385
Fixed assets:		
Tangible fixed assets:		
Buildings and structures	14,555	12,518
Machinery and equipment	6,007	5,846
Tools, furniture and fixtures	6,941	5,559
Land	11,275	8,089
Total tangible fixed assets	38,780	32,013
Intangible fixed assets:		
Software	7,727	12,288
Software temporary accounts	5,700	4,015
Others	645	668
Total intangible fixed assets	14,073	16,972
Investment and others:		
Investment securities	25,312	103,885
Long-term guarantee money paid	6,435	6,862
Others	12,257	5,984
Total investment and others	44,005	116,733
Total fixed assets	96,858	165,719
Equity adjustment from foreign currency translation:	969	-
Total Assets	168,274	289,104

Liabilities		
Current liabilities:		
Accounts payable	18,099	22,024
Short-term borrowings	4,900	2,708
Accrued income taxes	6,482	17,159
Others	15,353	15,983
Total current liabilities	44,834	57,874
Fixed liabilities:		
Long-term borrowings	3,200	3,526
Accrued severance and retirement benefits	12,556	19,731
Allowance for the welfare pension plan	10,574	11,548
Others	5,270	31,252
Total fixed liabilities	31,601	66,058
Total Liabilities	76,436	123,932
Shareholders' Equity		
Common stock	10,100	10,100
Capital reserve	2,400	2,400
Consolidated surplus	79,337	104,289
Variance of the estimate of other securities	-	48,517
Equity adjustment from foreign currency translation	-	-136
Total Shareholders' Equity	91,837	165,171
Total Liabilities and Shareholders' Equity	168,274	289,104

Consolidated Statement of Income

	(Millions of yen)	
	Previous Period (From April 1, 1999 to March 31, 2000)	Current Period (From April 1, 2000 to March 31, 2001)
Sales	183,616	217,984
Cost of sales	138,395	160,643
Gross profit	45,221	57,340
Selling, general and administrative expenses	25,906	29,497
Operating revenues	19,315	27,842
Non-operating revenues:	1,755	4,007
Interest income and dividends	1,215	1,522
Investment association revenues	328	1,951
Others	211	534
Non-operating expenses:	289	300
Interest expenses	168	139
Investment association expenses	9	105
Others	111	55
Current profit	20,781	31,550
Extraordinary profit:	2,225	26,601
Profit on disposal of fixed assets	144	77
Profit on sale of investment securities	1,915	26,497
Others	165	26
Extraordinary loss:	13,416	14,521
Loss on disposal of fixed assets	901	5,534
Loss on sale of investment securities	556	797
Expenses on retirement benefits	-	6,466
Money transferred to accrued employee's pension fund	10,574	973
Others	1,385	750
Net profit before tax, etc.	9,590	43,629
Income taxes, etc.	4,459	18,247
Net profit for the current period	5,130	25,381

Consolidated Statement of Cash Flows

	(Millions of yen) Previous Period (From April 1, 1999 to March 31, 2000)	Current Period (From April 1, 2000 to March 31, 2001)
(Cash flow from operating activities)		
Net profit before tax, etc.	9,590	43,629
Depreciation	13,005	13,659
Others	9,995	-13,769
Total	32,591	43,520
Interest and dividend income	1,605	4,562
Interest expenses	-147	-147
Income taxes paid	-6,817	-11,452
Cash flow from operating activities	27,231	36,481
(Cash flow from investing activities)		
Payments for fixed deposits	-	-9
Payments for purchases of fixed assets	-10,146	-6,823
Proceeds from sales of fixed assets	423	2,022
Payments for purchases of intangible assets	-8,384	-10,668
Proceeds from sales of intangible assets	-	667
Payments for purchases of investment securities	-1,139	-274
Proceeds from sales of investment securities	8,698	30,245
Others	50	-614
Cash flow from investing activities	-10,498	14,545
(Cash flow from financing activities)		
Net decrease in short-term borrowings	-2,393	-400
Proceeds from long-term borrowings	-	4,168
Payments of long-term borrowings	-3,470	-5,634
Payments of dividends	-215	-215
Cash flow from financing activities	-6,078	-2,081
Effect of exchange rate changes on cash and cash equivalents	-964	784
Net increase in cash and cash equivalents	9,690	49,731
Cash and cash equivalents at beginning of the year	24,702	34,392
Cash and cash equivalents at end of the year	34,392	84,123

FINANCIAL STATEMENTS

Balance Sheet

	(Millions of yen) Previous Period (As of March 31, 2000)	(Millions of yen) Current Period (As of March 31, 2001)
Assets		
Current assets:		
Cash and deposits	27,233	55,300
Accounts receivable	29,758	31,714
Securities	-	20,001
Others	2,818	4,658
Total current assets	59,810	111,674
Fixed assets:		
Tangible fixed assets:		
Buildings and structures	14,405	10,807
Machinery and equipment	4,204	3,858
Tools, furniture and fixtures	5,647	4,288
Land	11,275	5,406
Total tangible fixed assets	35,533	24,361
Intangible fixed assets:		
Software	6,902	11,841
Software temporary accounts	5,831	3,776
Others	593	532
Total intangible fixed assets	13,327	16,150
Investment and others:		
Investment securities	17,682	94,895
Shares of related companies	11,982	13,946
Long-term guarantee money paid	6,396	7,997
Others	10,938	3,916
Total investment and others	47,000	120,755
Total fixed assets	95,860	161,268
Total Assets	155,671	272,942

Liabilities		
Current liabilities:		
Accounts payable	19,479	22,130
Short-term borrowings	4,900	2,500
Accrued income taxes	5,209	15,442
Others	15,019	20,534
Total current liabilities	44,608	60,608
Fixed liabilities:		
Long-term borrowings	3,200	800
Accrued severance and retirement benefits	11,589	17,682
Allowance for the welfare pension plan	9,164	10,108
Others	5,215	31,767
Total fixed liabilities	29,170	60,357
Total Liabilities	73,778	120,965
Shareholders' Equity		
Common stock	10,100	10,100
Capital reserve	2,400	2,400
Profit reserve	487	525
Other surplus	68,906	90,433
Variance of the estimate of other securities	-	48,517
Total Shareholders' Equity	81,893	151,977
Total Liabilities and Shareholders' Equity	155,671	272,942

Statement of Income

	(Millions of yen)	
	Previous Period (From April 1, 1999 to March 31, 2000)	Current Period (From April 1, 2000 to March 31, 2001)
Sales	172,045	201,820
Cost of sales	134,278	154,003
Gross profit	37,767	47,816
Selling, general and administrative expenses	22,817	25,915
Operating revenues	14,949	21,900
Non-operating revenues	995	2,899
Non-operating expenses	216	251
Current profit	15,728	24,549
Extraordinary profit	2,372	26,740
Extraordinary loss	11,918	13,367
Net profit before tax	6,183	37,922
Income taxes, etc.	2,631	15,966
Net profit for the current period	3,551	21,955
Profit brought forward	107	1,303
Unappropriated profit received through merger	1,175	-
Adjustment of tax effect of the previous period	3,610	-
Liquidation of reserve for programs arising from the application of the tax effect	3,524	-
Unappropriated profit for the current period	11,969	23,258

Disposition of Profit

	(yen)
Unappropriated profit for the current period	23,258,835,161
Liquidation of voluntary reserve:	615,546,225
Liquidation of reserve for programs	578,938,384
Liquidation of reserve for contingent reserve	36,607,841
Total	23,874,381,386
Disposition of profit:	
Profit reserve	44,975,000
Dividend	215,000,000
Directors' bonus	234,750,000
(Auditors' bonus)	(24,000,000)
Free reserve fund:	
Reserve for programs	1,919,764,620
Reserve for special depreciation	230,328,242
Contingent reserve	20,000,000,000
Profit carried forward to the next period	1,229,563,524

COMPANY DATA

Outline of the Company

The name, address, brief history, amount of capital, name of representative, number of employees and brief description of each category of service of NRI are mentioned.

Status of Shares

The number of authorized share capital, number of outstanding shares and number of shareholders are mentioned.

Major Shareholders

The names of top ten shareholders are mentioned.

Status of Employees

The numbers of employees by title or qualification thereof are mentioned.

Consolidated Subsidiaries

The names of the consolidated subsidiaries are mentioned.

Memorandum for Shareholders

The fiscal year end, timing of the ordinary general meeting of shareholders, record date for shareholder dividends, name and address of the transfer agent, number of shares constituting a unit, and name of newspaper in which public notices are published are mentioned.

Directors and Corporate Auditors

The names of 23 Directors and 4 Corporate Auditors are mentioned.